FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2013

SECURITIES REGISTERED *

(As of close of fiscal year)

Title of Issue N/A	Amounts as to which registration is effective N/A	Names of exchanges on which registered N/A
Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
DANIÈLE AYOTTE Canadian Consulate General 1251 Avenue of the Americas New York, NY 10020
Copies to:
JASON LEHNER Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, ON Canada M5L 1E8	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B 5H1

*The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to page 32 of Exhibit 99.1 hereto.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement needs to be furnished as to intergovernmental debt.)

Reference is made to page 32 of Exhibit 99.1 hereto.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 46, 47, 48 and 49 of Exhibit 99.1 hereto.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

As at March 31, 2013, the total amount held by or for the account of the registrant was as follows:

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Amount Held in Sinking Fund	Date Issued

15 May 2020	9.75	DU	$ 200,000,000	$ 61,335,000	May 1990
1 May 2022	8.75	EI	200,000,000	15,067,000	May 1992
15 Aug. 2013	6 .75	ET	200,000,000	100,000,000	Sept. 1993
21 Feb. 2017	5.20	GR	500,000,000	-	Feb. 2007
4 Mar. 2016	2.875	GY	CHF 300,000,000	-	Mar. 2009
15 June 2018	2.75	HD	750,000,000	-	June 2011

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

ii

(3) Total amount otherwise outstanding.

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Month Issued

May 15, 2020	9.75	DU	US$ 138,665,000	May 1990
May 1, 2022	8.75	EI	US$ 184,933,000	May 1992
August 15, 2013	6.75	ET	US$ 100,000,000	September 1993
February 21, 2017	5.20	GR	US$ 500,000,000	February 2007
March 4, 2016	2.875	GY	CHF 300,000,000	March 2009
June 15, 2018	2.75	HD	US$ 750,000,000	June 2011

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The Province of New Brunswick sinking fund is a general investment type fund. The Provincial Loans Act and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made. Purchases of bonds into the fund are generally discretionary. Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds. The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any province of Canada and other debt instruments defined by the Provincial Loans Act.

5.             A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)          Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Not applicable.

(b)          External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Not applicable.

6.             Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 19 to 30 of Exhibit 99.1 hereto.

7.            (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

iii

This annual report comprises:

(a)          Pages numbered ii to vi consecutively.

(b)          The following exhibits:

99.1	Current Description of the Province of New Brunswick

99.2	Province of New Brunswick 2013-2014 Budget Excerpt (incorporated by reference to Amendment No.3 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated April 5, 2013)

99.3

Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2013 Volume 1 Financial Statements (incorporated by reference to Amendment No.5 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated November 15, 2013.)

This annual report is filed subject to the Instructions for Form 18‑K for Foreign Governments and Political Subdivisions Thereof.

iv

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 20th day of December 2013.

Province of New Brunswick
By: /s/ Leonard Lee-White Leonard Lee-White Assistant Deputy Minister Treasury Division Department of Finance

v

EXHIBIT INDEX

Exhibit Number	Description

99.1	Current Description of the Province of New Brunswick

99.2	Province of New Brunswick 2012-2013 Budget Excerpt (incorporated by reference to Amendment No. 3 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated April 5, 2013)

99.3

Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2013 Volume 1 Financial Statements (incorporated by reference to Amendment No. 5 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated November 15, 2013)

vi